Exhibit 99.1

(Company Registration No. 199502086C) (Incorporated in the Republic of Singapore)

DISPATCH OF CIRCULAR IN RELATION TO CONNECT HOLDINGS LIMITED’S OFFER TO PURCHASE ALL ISSUED ORDINARY SHARES OF PACIFIC INTERNET LIMITED OTHER THAN THOSE ALREADY OWNED BY CONNECT HOLDINGS LIMITED

Singapore, 16 May 2007 — The Board of Directors (“Board”) of Pacific Internet Limited (“PacNet”) refers to the announcement made by the Board on 2 May 2007 that the offer to purchase dated 2 May 2007 (the “Offer to Purchase”) in respect of the voluntary conditional cash general offer (the “Offer”) for all the issued ordinary shares of PacNet other than those already owned by Connect Holdings Limited (the “Offeror”) has been dispatched to all shareholders of PacNet (“Shareholders”).

The Board wishes to announce that PacNet has today dispatched a circular (the “Circular”) to the Shareholders in relation to the Offer by the Offeror.

The Circular contains the opinion of KPMG Corporate Finance Pte Ltd (“KPMG Corporate Finance”), the independent financial adviser to the directors of PacNet who are considered independent for the purposes of the Offer (“Independent Directors”) as well as the recommendation of the Independent Directors and information for the Shareholders’ consideration, in compliance with Rule 24 of the Singapore Code on Take-overs and Mergers and applicable rules and regulations under the U.S. Securities Exchange Act of 1934, as amended.

A copy of the Circular will be available on the website of the United States Securities and Exchange Commission at http://www.sec.gov. Shareholders should note that the Offeror has given notice in the Offer to Purchase that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time on 7 June 2007, 12:00 noon Singapore time on 7 June 2007, unless the Offer is extended.

The Directors of PacNet (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, the Offer to Purchase), the sole responsibility of the Directors of PacNet has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Media and Analyst Contacts: Singapore (Media)
Bernard Ho Senior Manager, Group Corporate Communications Pacific Internet Limited Direct Tel: +65 6771 0443 Mobile: +65 9782 3393 Email: bernard.ho@pacific.net.sg

Elaine Lim

Managing Director, Citigate Dewe Rogerson iMage

Direct Tel: +65 6530 7100

Mobile: +65 9751 2122

Email: elaine.lim@citigatedrimage.com

Investors and Analysts

Mervin Wang

Senior Manager, Investor Relations

Pacific Internet Limited

Direct Tel: +65 6771 0780

Mobile: +65 9798 6077

Email: mervin.wang@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.